SECU 09055444 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67834

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/04/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sendero Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 Broadway, Suite 501
(No. and Street)

PROCESSED
MAR 12 2009
THOMSON REUTERS

San Antonio (City) Texas (State) 78209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive (Address) **Irving** (City) **Texas** (State) **75063** (Zip Code)

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/11

OATH OR AFFIRMATION

I, Thomas A. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Sendero Securities, LLC**, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Thomas A. Carter
Signature

Chief Financial Officer
Title

Lisa Kahn Smith
Notary Public

LISA KAHN SMITH
Notary Public, State of Texas
My Commission Expires
February 20, 2011

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SENDERO SECURITIES, LLC

FINANCIAL REPORT

DECEMBER 31, 2008

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Members
Sendero Securities, LLC

We have audited the accompanying statement of financial condition of Sendero Securities, LLC as of December 31, 2008, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sendero Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 29, 2009

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

SENDERO SECURITIES, LLC
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$	282,611
Commissions receivable		1,626
Receivables - other		60,991
Clearing deposit		100,414
TOTAL ASSETS	$	445,642

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable	$	2,680
Payable to related party		125,883
Income taxes payable - state		1,141
Total Liabilities		129,704
Members' Equity		315,939
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	445,643

See notes to financial statements.

SENDERO SECURITIES, LLC
Statement of Income
Year Ended December 31, 2008

Revenue	
Securities commissions	$ 454,346
Investment referral fees	307,100
Interest income	2,919
TOTAL REVENUE	764,365
Expenses	
Office and administrative service fees - related party	356,321
Clearing and other charges	278,090
Regulatory fees	10,355
Professional fees	26,422
Other expenses	15,371
TOTAL OPERATING EXPENSES	686,559
Income before provision for income taxes	77,806
Current tax expense - state	1,141
NET INCOME	$ 76,665

See notes to financial statements.

SENDERO SECURITIES, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2008

Members' equity, December 31, 2007	$	239,274
Net income		76,665
Members' equity, December 31, 2008	$	315,939

See notes to financial statements.

SENDERO SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 76,665
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities	
Increase in commissions receivable	(1,626)
Increase in clearing deposit	(100,414)
Increase in accounts payable	2,680
Increase in payable to related party	125,883
Increase in income taxes payable - state	1,141
Net cash provided by operating activities	104,329
Net increase in cash	104,329
Cash at beginning of year	239,274
CASH AT END OF YEAR	$ 343,603

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

NOTE A- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Sendero Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of Texas. The Company operates as an introducing broker on a fully disclosed basis and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission's (SEC) Rule 15c3–3(k)(2)(ii). Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in San Antonio, Texas and its customers are located through out the United States of America. The Company issues financial statements on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principals followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: Securities transactions and commission revenue and the related expenses are recorded on a trade date basis. The Company also generates revenues from investment referrals based on various contracts with investment companies. Revenues are recognized on an accrual basis and based on terms defined in those agreements.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with less than three month maturities or less to be cash equivalents. However, the Company owned no debt securities at December 31, 2008.

Federal Income Taxes: The net income or loss of the Company flows through to its members. Accordingly, no federal income taxes are included in the accompanying financial statements.

State Income Taxes: The Texas margin tax is based on the Company's Texas sourced taxable margin. The tax is calculated by applying a tax rate to a base that considers both revenues and expenses, which are the characteristics of an income tax. As a result, the Company recorded $1,041 in state franchise tax expense for the year ended December 31, 2008.

NOTE A- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertainty in Income Taxes: In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), *Accounting for Uncertainty in Income Taxes*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, *Accounting for Contingencies*. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. The Company has no loss contingency recognized at December 31, 2008.

NOTE B – CLEARING BROKER/DEALER

The Company has an agreement with JP Morgan Clearing Corporation ("JPMCC") to perform various securities clearance services. The agreement with JPMCC requires the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules or $100,000.

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that that the ratio of indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $250,948, which was $200,948 in excess of its minimum required net capital of $50,000. The Company's net capital ratio was 0.52 to 1.

NOTE D – CONCENTRATION OF RISK

As discussed in Note A, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has cash equivalents, commissions receivable, and a clearing deposit held by and due from JPMCC totaling $253,614, or approximately 57% of its total assets at December 31, 2008.

NOTE E – CONCENTRATION OF REVENUE

The two members of the Company generated substantially all of the Company's revenue for the year ended December 31, 2008.

NOTE F – RELATED PARTY TRANSACTIONS

The Company has entered into an office and administrative services agreement with Sendero Wealth Management, LLC ("SWM") whereby the Company pays a monthly fee for the use of SWM's employees and administrative resources. The Company and SWM share common owners and the same physical space, and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous. During 2008, the Company was billed $356,321 under this agreement, or which $125,883 is payable at December 31, 2008.

NOTE G – COMMENCMENT OF OPERATIONS

The Company was organized under the laws of the State of Texas in May of 2007, was approved for business as a broker dealer in June of 2008, and was accepted as a correspondent by JPMCC in late July of 2008. Consequently, these financial statements essentially represent business operations for the period August through December of 2008.

Schedule I

SENDERO SECURITIES, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2008

Total members' equity qualified for net capital	$	315,939
Other deduction		
Excess fidelity bond deductible		4,000
Total Capital		311,939
Deductions and/or charges		
Non-allowable assets:		
Receivables - other		60,991
Total deductions and/or charges		60,991
Net Capital	$	250,948
Aggregate indebtedness		
Accounts payable	$	2,680
Payable to related party		125,883
Income taxes payable - state		1,141
Total aggregate indebtedness	$	129,704
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	200,948
Ratio of aggregate indebtedness to net capital		0.52 to 1

Schedule II

SENDERO SECURITIES, LLC
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2008

Net capital as reported by Registrant in Part IIA of Originally Filed Form X-17a-5 as of December 31, 2008 (unaudited)	$	275,881
Adjustments made by Registrant prior to filing Amended Form X-17a-5:		
Decrease in deposit in transit		(19,792)
Increase in income taxes payable - state		(1,141)
Audit Adjustment:		
Increase in excess fidelity bond deductible		(4,000)
Net capital as computed on Schedule I	$	250,948

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Members
Sendero Securities, LLC

In planning and performing our audit of the financial statements of Sendero Securities, LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 29, 2009

END